390.4293
1700 Lincoln, Suite 4700, Denver, CO 80203 Phone: 303.837.1661 | FAX: 303.390.4293

December 10, 2021

VIA EDGAR

Craig Arakawa, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Whiting Petroleum Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 25, 2021

File No. 001-31899

Dear Mr. Arakawa:

On November 22, 2021, Whiting Petroleum Corporation (the “Company,” “we,” “us” or “our”) and you and additional representatives of the Division of Corporation Finance had a telephonic conversation to discuss the Company’s response to a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 7, 2021 based on a review of the filing referenced above. During the telephonic conversation, the Staff requested a supplemental letter with additional information regarding our response to Comment 2 (included in a letter to the SEC dated October 20, 2021). As requested, our response in that letter included an illustration of the disclosure revisions resulting from the inclusion of abandonment costs within our disclosure of the standardized measure of discounted future net cash flows (the “Standardized Measure”) in accordance with FASB ASC 932. In that response, we indicated that we would include the revised disclosure for all future filings.

During the call on November 22, 2021, the Staff requested that the Company provide an explanation as to what type of accounting change the inclusion of abandonment costs within the Standardized Measure represents and further information on how the Company plans to execute this change in its SEC filings. Additionally, the Staff requested that the Company provide a materiality analysis of the proposed changes and that the Company further elaborate on the evaluation of the Company’s internal controls over financial reporting (“ICFR”) as well as its disclosure controls and procedures (“DCP”) and the assessments under those frameworks made at the time of disclosure. Finally, the Staff requested discussion of how analysts and investors utilize the Standardized Measure disclosures. Below are the Company’s detailed responses to those requests, as well as our proposed revised disclosure that we plan to present in our 2021 Form 10-K.

Accounting Change Required and Plan to Execute the Change

We believe that the change to include abandonment costs in our Standardized Measure disclosure represents a correction of an error. For the reasons articulated below, we have concluded that the omission of abandonment costs to our previously disclosed Standardized Measure is not material. We will correct this error in our 2021 Form 10-K and will revise the 2020 and 2019 disclosures. Because the corrections are not material, we will not amend any previous filings in accordance with the guidance prescribed in Staff Accounting Bulletin Topic 1N: Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in the Current Year Financial Statements.

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

December 10, 2021

Materiality Considerations

To assess the materiality of the errors, we considered the criteria formulated under Staff Accounting Bulletin Topic 1M: Materiality (“Topic 1M”). Per Topic 1M, a matter is material if there is “substantial likelihood that a reasonable person would consider it important” or the “judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion or correction of the item.” Although Topic 1M acknowledges that numerical thresholds may provide a basis for preliminary assessments of materiality, the bulletin emphasizes that materiality should also be assessed based on the facts in the context of the “surrounding circumstances” or the “total mix” of information. Accordingly, we have considered both quantitative and qualitative factors in assessing materiality.

Quantitatively, we considered the impact of including abandonment costs on the total Standardized Measure as well as the individual line items impacted for each period presented, as shown in the table below (dollars in thousands).

	As Previously Reported	As Revised	Change	% Change
As of December 31, 2020
Future development costs	$(508,969)	$(812,354)	$(303,385)	59.6%
Future income tax expense	(13,879)	-	13,879	(100.0)%
Future net cash flows	2,031,634	1,742,128	(289,506)	(14.2)%
10% annual discount for estimated timing of cash flows	(840,855)	(670,151)	170,704	(20.3)%
Standardized measure of discounted future net cash flows	1,190,779	1,071,977	(118,802)	(10.0)%

As of December 31, 2019
Future development costs	$(1,451,487)	$(1,769,137)	$(317,650)	21.9%
Future income tax expense	(88,960)	(78,280)	10,680	(12.0)%
Future net cash flows	6,176,649	5,869,679	(306,970)	(5.0)%
10% annual discount for estimated timing of cash flows	(2,474,320)	(2,220,945)	253,375	(10.2)%
Standardized measure of discounted future net cash flows	3,702,329	3,648,734	(53,595)	(1.4)%

As of December 31, 2018
Future development costs	$(1,853,805)	$(2,168,770)	$(314,965)	17.0%
Future income tax expense	(1,065,686)	(990,221)	75,465	(7.1)%
Future net cash flows	9,867,776	9,628,276	(239,500)	(2.4)%
10% annual discount for estimated timing of cash flows	(4,661,666)	(4,475,527)	186,139	(4.0)%
Standardized measure of discounted future net cash flows	5,206,110	5,152,749	(53,361)	(1.0)%

Individual Line Item Analysis

When evaluating the impact of the error to the individual line items of the Standardized Measure calculation, there are quantitatively significant changes to some of these line items. However, we do not believe that these individual line items are material to the total mix of information included in the financial statements taken as a whole. To the extent that an investor is going to utilize this information, we believe they will evaluate the net discounted cash flow amount and not the individual components that are used to calculate that amount for the reasons articulated below.

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

December 10, 2021

The individual line items in the Standardized Measure are not comparable with the discounted net cash flow amount (i.e., there is not a linear relationship) due to the application of discounting. The undiscounted cash flows will be spent or received over a 50-year time horizon. As presented in the undiscounted numbers of the Standardized Measure disclosures, cash received or paid in one year has the same value as cash received or paid in 50 years. However, these same cash flows have significantly different values when presented on a discounted basis. Thus, without the appropriate discounting, certain cash flows can appear overweighted or underweighted in a particular line item depending on the timing of those cash flows in relation to others. For example, the vast majority of the future development costs in the Standardized Measure relate to the drilling and completion of proved undeveloped reserves existing as of each measurement date, and the Company must have plans to develop those proved undeveloped reserves within 5 years of their initial recognition. Accordingly, the costs associated with developing these reserves will all be incurred within the 5 years following each measurement date. In addition, these costs may vary significantly from measurement date to measurement date based on the actual timing of the development of our reserves and changes to future development plans. The Company’s abandonment costs, on the other hand, include costs related to all of the Company’s proved reserves and will be incurred over the next 50 years and are relatively stable from period to period as the majority of our proved reserves are already developed. When such amounts are collapsed into a single undiscounted number, as presented in the standardized measure disclosure, it skews the significance of abandonment costs to this line item. We believe a reasonable investor would not view undiscounted cash flows the same way they view discounted cash flows, and that a reasonable investor would consider the timing of when cash is received or paid in utilizing the information included in the individual line items of the Standardized Measure calculation.

Additionally, the future income taxes line item as of December 31, 2020 changes 100% as a result of the corrections to the Standardized Measure. However, this percentage change is misleading, as the total change in income taxes represents less than 2% of the total revised Standardized Measure. Because of net operating loss carryforwards, the Company was estimated to pay an insignificant amount of future income taxes in the original 2020 Standardized Measure calculation. The change in development costs as a result of including abandonment costs brings that expectation to zero, but it does not result in a material change in the Company’s overall estimated future income tax expense.

Standardized Measure Analysis

The changes in the overall Standardized Measure as of December 31, 2019 and 2018 as a result of the error correction are quantitatively immaterial and there are no qualitative factors that would indicate that these errors are material. Including abandonment costs in the Standardized Measure as of December 31, 2020, however, changes the net discounted cash flows by 10%. Although quantitatively more significant as of December 31, 2020, after further analysis the Company has determined that the change in the overall Standardized Measure is also immaterial for the reasons articulated below.

We understand that the Staff has made public comments indicating that one situation in which a quantitatively significant error can be immaterial is when a company has breakeven results. This can occur when events or transactions reduce the denominator used to calculate the percentage impact of an error to an unusually low amount. For example, assume a company historically has reported net income of $1 million but in the current year reports net income of $100 thousand. If there is an error of $10 thousand in the current year it would not necessarily be a material error even though it is 10% of pretax income in the current year. In this situation, it is necessary to evaluate the total mix of information and what a reasonable investor would consider to be material.

The Company believes the impact of its error within the Standardized Measure as of December 31, 2020 is analogous to the break-even results example above. As a result of the abnormally low oil price used to calculate the Standardized Measure as of December 31, 2020, discussed below, the net discounted cash flow amount is 21% and

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

December 10, 2021

29% of the same amount in 2018 and 2019, respectively. The undiscounted amount of the Company’s abandonment costs, however, is relatively consistent between all three years. As a result, the numerator in the calculation of the error impact remains consistent across all periods, but it is the dramatic change in the denominator that causes the error to be quantitively more significant as of December 31, 2020. For the year ended December 31, 2021, the 12-month average first-of-the-month prices (prior to any adjustments for location or quality differentials) for oil and natural gas to be used in the Standardized Measure are $66.56 per barrel and $3.60 per MMBtu, respectively, representing a significant increase over the December 31, 2020 prices of $39.57 per barrel of oil and $1.99 per MMBtu of gas. As a result of this improvement in these prices, we believe that if this error were compared to the Standardized Measure as of December 31, 2021 it would also be quantitatively immaterial as the impact would be more comparable to that of our 2018 and 2019 Standardized Measures.

Other Factors

●	Impact to the financial statements and footnotes. The Standardized Measure is presented in the “Supplemental Disclosures about Oil and Gas Producing Activities” section of our Form 10-K, which follows the notes to the financial statements and is unaudited. It does not impact any amounts recorded in the Company’s primary financial statements, disclosed in the accompanying footnotes or any of the other items disclosed in the supplemental disclosures. Therefore, the corrections to our Standardized Measure to include abandonment costs cannot and will not have any impact to the rest of the financial statements or to metrics important to users of our financial statements, including the amounts recorded in our consolidated balance sheets for oil and gas properties and asset retirement obligations (“ARO”) or the amounts recorded in our consolidated statements of operations and cash flows for depletion, depreciation and amortization and impairment of our oil and gas properties.
●	Impact to key performance metrics and loan covenants. The omission of abandonment costs from the Standardized Measure does not impact the Company’s earnings or any key performance metrics we believe are utilized by our investors. These key performance metrics include both GAAP measures and non-GAAP measures including production, revenue, net income, earnings per share, adjusted net income, EBITDA, adjusted EBITDAX, cash flow from operating activities and adjusted free cash flow. Additionally, the Company’s ARO liability is appropriately reflected in its balance sheet and complies with generally accepted accounting principles. Please refer to our earnings releases for the respective periods as reported on Form 8-K for definitions of the non-GAAP measures listed above. Additionally, the Company’s management is not compensated directly or indirectly based on the Standardized Measure calculation, and inclusion of abandonment costs in the Standardized Measure, or any of the respective line items in such disclosure, would not have increased or decreased management’s compensation. Management compensation, including base pay, short-term incentives and long-term incentives are based on actual results during each performance period relative to pre-established goals. Items that are forward-looking, such as the Standardized Measure and PV-10 of our reserves, have not been used in any compensation metrics. Finally, our ability to meet loan covenants and other contractual obligations is not contingent on the calculation of the Standardized Measure.
●	Investors’ and analysts’ knowledge of and use of the disclosure. It is disclosed within our filing and understood by our investors that abandonment costs have historically been excluded from our Standardized Measure calculation, and similar to our internal practice, such users look to the ARO recorded in the Company’s balance sheets and further described in the footnotes to estimate future abandonment costs. The future development costs line item within the Standardized Measure is used by analysts and investors to understand our future PUD development costs per well (exclusive of future abandonment costs).
●	Estimation. As the Standardized Measure is forward-looking, it is based on estimates, which are inherently imprecise and subject to uncertainties and could differ significantly from actual results. These estimates are based on several projections including estimated future revenues and costs, the timing of future drilling and completion activities and the prescribed discount rate of 10%, which may differ from the actual time value

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

December 10, 2021

of the related cash inflows and outflows. This results in a large degree of imprecision which we have disclosed in our supplemental disclosures about oil and gas producing activities and in the risk factors within our 2020 Form 10-K. This high degree of uncertainty surrounding the cash flow information in the Standardized Measure disclosures inherently results in quantitatively larger errors being of less qualitative significance, particularly in relation to the financial statements taken as a whole.
●	Other available information on abandonment. We do not believe that a reasonable investor uses the Standardized Measure calculation for estimates of abandonment costs, and inclusion of abandonment costs in these disclosures will not provide them with any better or more precise information. Future abandonment costs can be better estimated or modeled by using the ARO recorded on the Company’s balance sheet, which is based on expectations of inflation, a company-specific discount rate (rather than the 10% rate specified in the guidance) and other fair value assumptions. Furthermore, ARO allows users of the Company’s financial statements to separately analyze abandonment costs, whereas in the corrected Standardized Measure these costs will be included with future development costs and therefore not separately analyzable.

Conclusion

Considering the “total mix” of all of the information above, as prescribed by Topic 1M, we have concluded that these errors were neither quantitatively nor qualitatively material to any of the periods presented in our 2020 Form 10-K and would not be viewed by a reasonable investor as having significantly altered the total mix of information. Because we have determined that our previously issued financial statements are not materially misstated, we will correct the errors in our 2021 Form 10-K as presented at the end of this letter by restating each individual period presented to maintain the comparability of the disclosures between years, which we believe is most important to the users of this financial information.

Controls Considerations

We have considered the control implications of this disclosure error and have determined that both our ICFR and DCP frameworks were operating effectively as of the period-ends presented in our 2020 Form 10-K.

On September 24, 2007, the staffs of the Office of the Chief Accountant and the Division of Corporation Finance of the SEC shared responses to frequently asked questions (“FAQs”) related to Release No. 34-47986: Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Period Reports to address the implementation and interpretation of such rule. FAQ Question 11 discusses whether management is required to perform an ICFR assessment for supplementary disclosures required by Regulation S-X or by the FASB. The response states: “internal control over the preparation of this supplementary information need not be encompassed in management's assessment of internal control over financial reporting until such time that the Commission has completed its evaluation of this area and issues new rules addressing such requirements.” Consistent with the FAQ, we do not include internal controls related to our Standardized Measure disclosure within our assessment of ICFR, and further note that the immaterial errors identified in our Standardized Measure are of no consequence to any amounts recorded or disclosed in our basic financial statements. The internal controls related to our preparation of the Standardized Measure and the process by which we monitor the significance of abandonment costs to such measure are separate and apart from our ICFR. Therefore, we have concluded that management’s prior assessment that ICFR was effective remains accurate for each of the periods we plan to revise.

The disclosure is, however, subject to the Company’s DCP, which management has determined was operating effectively for each of the years ended December 31, 2018, 2019 and 2020. As of December 31, 2018, 2019, and September 1, 2020 (the date of our emergence from bankruptcy and the application of fresh start reporting) we

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

December 10, 2021

evaluated the exclusion of abandonment costs from our reserve report and concluded in each case that the abandonment costs were not material to the PV-10 value of our total reserves, which we believe is the most appropriate metric for evaluation due to its use by investors and analysts. As of September 1, 2020, our discounted abandonment costs represented 6.7% of the total PV-10 value of our reserves. At December 31, 2020, we determined that it was not necessary to perform another quantitative test to evaluate the materiality of abandonment costs in our year-end 2020 reserve report, as our qualitative assessment determined that the price environment was comparable between September 1 and December 31, and there were minimal changes to other inputs and assumptions to the reserve report between those two dates.

As discussed under Materiality Considerations above, our prior disclosures were determined to be materially accurate. Our Chief Executive Officer and Chief Financial Officer were aware of the exclusion of abandonment costs and timely concluded on their immateriality for each reporting period. Additionally, we believe we adequately disclosed the immaterial divergence from generally accepted accounting principles to users of our financial statements within the independent audit report over our reserves. The reserve audit report (included in Exhibit 99.1 of our 2020 Form 10-K) is an integral part of our reserve disclosures and is described as such within our Form 10-K and is referenced in our supplemental disclosures about oil and gas producing activities. This report includes key information required by Regulation S-K Rule 1202 to understand the methods and assumptions used to calculate and audit our reserves and is integral to a fulsome understanding of our reserves, similar to how the independent auditors’ report presented with our financial statements is integral to the understanding of the Company’s financial statements. Disclosure controls and procedures are inherently more broad than internal controls over financial reporting as they encompass the controls and procedures to ensure that all material information was reported and disclosed in our filings when taken as a whole. As appropriate disclosure of the exclusion of abandonment costs was included in Exhibit 99.1 to our filing, and such exhibit is within the scope of DCP, we believe that our DCP were effective as of December 31, 2020. There was no attempt to manage or conceal the exclusion of our abandonment costs from our reserves or the related calculation of the Standardized Measure. Rather, the exclusion of abandonment costs from our Standardized Measure disclosures was not deemed significant to any user of our financial statements, as determined by the Company’s management in consultation with our financial statement and reserve auditors.

While we acknowledge that inclusion of abandonment costs within the Standardized Measure is required under ASC 932, we do not see the exclusion of those costs as materially impacting any reserve disclosures or affecting the decisions of any financial statement users. Further, we believe we have adequately disclosed the exclusion of such costs from the Standardized Measure and have included disclosure of our estimated abandonment obligations in our financial statements and the related footnotes.

In conclusion, we believe that because the exclusion of abandonment costs was timely evaluated and adequately disclosed, our ICFR and DCP controls were effective despite the immaterial misstatement that we plan to correct as shown below.

Proposed Disclosure – Form 10-K for the Fiscal Year Ended December 31, 2021

Below please find our proposed disclosure to implement the revisions to our Standardized Measure calculations for the affected periods that will be presented immediately preceding the “Standardized Measure of Discounted Future Net Cash Flows” heading in the supplemental disclosures about oil and gas producing activities section of our 2021 Form 10-K. We plan to then separately present the “Standardized Measure of Discounted Future Net Cash Flows” disclosures for the years ended December 31, 2021, 2020 and 2019 in the same format that we have previously presented such disclosure, with the 2020 and 2019 periods corrected and marked “as revised”.

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

December 10, 2021

Revision of 2019 and 2020 Standardized Measure of Discounted Future Net Cash Flows. The Company has corrected certain errors in the unaudited Standardized Measure calculations previously reported in the supplemental disclosures to the Company’s financial statements for the years ended December 31, 2020 and 2019. The Company has revised the line item for future development costs to include estimated costs related to property abandonment for the years ended December 31, 2020 and 2019 in accordance with FASB ASC 932-235-50-30, 50-31 and 55-6. This change also impacts the calculation of future income taxes and discount for each respective period. The tables below set forth the effect of these errors on the Standardized Measure calculations previously disclosed in the supplemental disclosures to the Company’s financial statements for the years ended December 31, 2020 and 2019 (in thousands).

	December 31, 2020			December 31, 2019
	As Previously Reported	Change	As Revised	As Previously Reported	Change	As Revised
Future cash flows	$5,628,620	$-	$5,628,620	$14,700,974	$-	$14,700,974
Future production costs	(3,074,138)	-	(3,074,138)	(6,983,878)	-	(6,983,878)
Future development costs	(508,969)	(303,385)	(812,354)	(1,451,487)	(317,650)	(1,769,137)
Future income tax expense	(13,879)	13,879	-	(88,960)	10,680	(78,280)
Future net cash flows	2,031,634	(289,506)	1,742,128	6,176,649	(306,970)	5,869,679
10% annual discount for estimated timing of cash flows	(840,855)	170,704	(670,151)	(2,474,320)	253,375	(2,220,945)
Standardized measure of discounted future net cash flows	$1,190,779	$(118,802)	$1,071,977	$3,702,329	$(53,595)	$3,648,734

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

December 10, 2021

	Year Ended December 31, 2020			Year Ended December 31, 2019
	As Previously Reported	Change	As Revised	As Previously Reported	Change	As Revised
Beginning of year	$3,702,329	$(53,595)	$3,648,734	$5,206,110	$(53,361)	$5,152,749
Sale of oil and gas produced, net of production costs	(404,495)	-	(404,495)	(1,063,167)	-	(1,063,167)
Sales of minerals in place	(8,539)	-	(8,539)	(52,456)	-	(52,456)
Net changes in prices and production costs	(2,061,696)	-	(2,061,696)	(1,681,530)	-	(1,681,530)
Extensions, discoveries and improved recoveries	123,073	-	123,073	234,782	-	234,782
Previously estimated development costs incurred during the period	197,960	-	197,960	455,236	-	455,236
Changes in estimated future development costs	632,468	(66,268)	566,200	(12,964)	20,910	7,946
Purchases of minerals in place	-	-	-	-	-	-
Revisions of previous quantity estimates	(1,398,437)	-	(1,398,437)	(191,329)	-	(191,329)
Net change in income taxes	37,883	6,420	44,303	287,036	(15,808)	271,228
Accretion of discount	370,233	(5,359)	364,874	520,611	(5,336)	515,275
End of year	$1,190,779	$(118,802)	$1,071,977	$3,702,329	$(53,595)	$3,648,734

The Company has assessed the materiality of these errors in accordance with the guidelines provided by the SEC under Staff Accounting Bulletin Topic 1M: Materiality and Staff Accounting Bulletin Topic 1N: Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in the Current Year Financial Statements. Based on this analysis, the Company has determined that these errors were not material to each of the years ended December 31, 2020 and 2019.

*****

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

December 10, 2021

Please direct any questions that you have with respect to the foregoing or if any supplemental information is required by the Staff, please contact the undersigned at 303-357-1437, or in my absence our Vice President, Legal, General Counsel and Secretary, Scott Regan, at (303) 802-8336.

Sincerely,

WHITING PETROLEUM CORPORATION

/s/ James P. Henderson
James P. Henderson
Executive Vice President Finance and Chief Financial Officer

Cc: John Hodgin, U.S. Securities and Exchange Commission

Brad Skinner, U.S. Securities and Exchange Commission

Jill Davis, U.S. Securities and Exchange Commission

Lynn A. Peterson, Whiting Petroleum Corporation

Charles J. Rimer, Whiting Petroleum Corporation

M. Scott Regan, Whiting Petroleum Corporation

Sirikka R. Lohoefener, Whiting Petroleum Corporation

John A. Elofson, Davis Graham & Stubbs LLP

Richard B. Talley, Jr., Netherland, Sewell & Associates, Inc.

John K. Wilson, Foley & Lardner LLP